March 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: SiSi Cheng and Jean Yu

Re:	Toyota Motor Corporation

Form 20-F for the Year Ended March 31, 2022

Filed June 23, 2022

File No. 001-14948

Dear Ms. Cheng and Ms. Yu:

Toyota Motor Corporation (“Toyota”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission as contained in your letter, dated February 2, 2023, to Toyota regarding its above-referenced Form 20-F for the fiscal year ended March 31, 2022.

To facilitate your review of Toyota’s response, we have repeated the Staff’s comments below in italics, followed immediately by Toyota’s response.

Form 20-F for the Year Ended March 31, 2022

Item 4. Information on the Company

4.B Business Overview, page 6

1.

We note from your disclosures Russia is considered a principal European market and that you also have manufacturing facilities to produce automobiles and related components located in Russia. We also note in September 2022 Toyota announced it decided to end vehicle manufacturing in Russia. Please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:

•

resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;

•

resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

2.	Additionally, please also consider disclosing the risk that the Russian government may nationalize your assets and quantifying the potential impact to your financial statements, if material.

Immediately prior to Russia’s invasion of Ukraine (the “invasion”), Toyota’s business in Russia primarily consisted of automobile production, sales and servicing, as well as sales financing.

With respect to automobile production, immediately prior to the invasion Toyota had been manufacturing vehicles for the Russian market at its Saint Petersburg plant. However, due to the inability to procure key materials and parts after the invasion, Toyota temporarily suspended manufacturing operations at the plant from March 4, 2022. On September 23, 2022, Toyota decided to end vehicle production at the plant, having been unable to resume normal manufacturing activities there and seeing no indication that such activities could be restarted in the future.

With respect to automobile sales, Toyota suspended the export of finished vehicles to Russia and the sale of new vehicles in Russia from March 4, 2022.

As of December 31, 2022, Toyota’s automobile servicing activities in Russia are primarily provided through its operations in Moscow, which have been restructured and its scope of activities narrowed to focus on continuing to support the network of Toyota dealerships in providing ongoing after-sales services to Toyota and Lexus customers in Russia.

With respect to sales financing in Russia, Toyota continues to be principally engaged in retail financing and retail leasing, although the business has substantially decreased in volume due to the effects of the suspension of new vehicle sales.

Toyota believes that, apart from the changes to its Russia business described above, the economic sanctions, limitations on obtaining relevant government approvals, currency exchange limitations as well as export and capital controls that have been implemented to date in connection with the invasion have not had a significant impact on Toyota. Furthermore, with respect to stakeholders’ reactions to Toyota’s various actions and inactions arising from or relating to the invasion, including its decision to end automobile manufacturing in Russia, Toyota has had discussions with its employees, customers, investors and other stakeholders on a regular basis. To date, Toyota is unaware of any stakeholder activity that it believes will lead to legal proceedings, protest campaigns or similar actions against Toyota that would be reasonably expected to have a material impact on Toyota’s business.

While the invasion has impacted Toyota’s business in Russia, Toyota submits that the Russian business constitutes only a limited portion of Toyota’s business overall. For the most recently completed fiscal year, namely the fiscal year ended March 31, 2022, the total third-party revenue of Toyota’s Russian operations accounted for only approximately 1.5% of Toyota’s reported consolidated sales revenues. As for assets, as of December 31, 2022, the end of the most recent fiscal quarter, the total assets of Toyota’s Russian subsidiaries, which are the only assets that Toyota owns in Russia, Belarus and Ukraine, accounted for only approximately 0.3% of Toyota’s consolidated total assets. Toyota believes that, even if Toyota were to sell such assets on terms that are not commercially reasonable, the impact to Toyota’s consolidated financial results will be immaterial.

Therefore, Toyota respectfully advises the Staff that it currently believes the risk factor in question related to Russian assets is not warranted in its Form 20-F for the fiscal year ending March 31, 2023 as the risk is immaterial to Toyota’s business. Nevertheless, Toyota will continue to monitor any changes in facts and circumstances.

*****

We thank the Staff for its consideration of Toyota’s Form 20-F for the year ended March 31, 2022 and hope the Staff finds that the foregoing answer is responsive to its comments. Should you have any questions or further comments with respect to Toyota’s Form 20-F, please do not hesitate to contact us by email at emi_kozai@mail.toyota.co.jp, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601 or by email at masahisa.ikeda@shearman.com.

Yours very truly,

/s/ Masahiro Yamamoto
Masahiro Yamamoto
Chief Officer, Accounting Group

cc:	Masahisa Ikeda, Shearman & Sterling LLP